UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

March 26, 2024

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

111 quai du Président Roosevelt
92130 Issy-les-Moulineaux, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press Release

Paris and Madrid, 26 March 2024

Orange and MASMOVIL complete transaction to form the leading operator in Spain in terms of customers

•  The 50:50 Joint Venture between Orange Spain and MASMOVIL starts operations from today and will bring substantial benefits to Spanish consumers and enterprises.

•  The Joint Venture is expected to generate synergies of more than 490m euros / year from four years after closing onwards.

•  Jean François Fallacher has been appointed non-executive Chairman of the JV and Meinrad Spenger as its CEO.

Orange and MASMOVIL announce today the creation of a new Joint Venture, completing the agreement to combine their operations in Spain[1]. Orange and MASMOVIL’s shareholders each own a 50% stake of the JV, with equal governance rights in the combined entity.

With over 37 million broadband and mobile lines, the new entity becomes the leading player on the Spanish telecoms market in terms of customers, with the ambition to lead the market in talent, user experience, innovation, environmental and social impact, and fiber and mobile coverage. Its formation creates a sustainable player with the financial capacity to continue investing in next-generation networks for the benefit of the market, consumers and enterprises in Spain.

According to revised estimates, the new company is expected to generate synergies of more than 490m euros per year by the fourth year after closing. Based on preliminary closing accounts, the respective proceeds at closing will be approximately €4.4bn for Orange and approximately €1.65bn for MASMOVIL shareholders.

The companies (Orange Spain and MASMOVIL) will operate as a single entity: the accounts of both companies will be consolidated at the level of a newly registered legal entity (the JV). As planned, the new company will be operational from today.

Jean François Fallacher, CEO of Orange France, has been appointed non-executive Chairman of the new company. Jean François, who was previously CEO of Orange Spain between September 2020 and April 2023, has extensive experience of the Spanish market.

The Board of Directors of the Joint Venture has also confirmed the appointment of Meinrad Spenger, CEO of MASMOVIL since 2006, as CEO, and Alberto Castañeda as Secretary of the Board of Directors. Ludovic Pech and Germán López have also been confirmed as CFO and COO, respectively.

"It is a huge honour and an enormous responsibility to serve our more than 30 million customers in Spain. We are going to try hard to ensure that they continue to be the most satisfied clients in our country. With our JV, the Spanish telecom market has now a stronger company with the capacity to innovate and invest and to serve our clients in the residential and business segment as their trustful partner," said Meinrad Spenger, CEO of the JV.

Christel Heydemann, CEO of Orange, said "Today’s announcement is an important stepping-stone in the deployment of Orange’s long-term strategic plan in Europe. By creating a stronger and more sustainable player, the joint venture launched today will help drive innovation and investment in high-speed broadband and digital services in Spain. This is clearly a positive step forward in our overall vision for a strong and thriving telecoms industry in Europe."

The advisory teams for the parties include:

•      Lead financial advisors: Goldman Sachs Bank Europe SE to MASMOVIL and Lazard Frères to Orange.

•      Lead debt advisor: BNP Paribas.

•      Joint rating advisors: BNP Paribas and Société Générale.

•      Freshfields to MASMOVIL and Jones Day to Orange, as legal M&A advisors.

•      Freshfields, Latham and Watkins, Perez Llorca and Gide, as competition law advisors.

•      Simpson Thacher & Bartlett, together with Evergreen Legal, as legal counsel to the Borrowers, for all financing matters related to the transaction, and Linklaters as legal counsel to the Lenders.

•      PWC to MASMOVIL and EY to Orange, as Due Diligence partners.

•      Also acted as financial advisors to MASMOVIL: BNP Paribas, Evercore, JP Morgan and Santander.

•      Also acted as joint debt advisor: Rothschild & Co.

For more information: see previous press release.

About MASMOVIL Group

MASMOVIL Group is one of the most outstanding operators in Spain in terms of growth over the last few years and offers fiber, mobile, TV, and other new services such as energy, health, alarms, or financial services, for residential customers, businesses, and operators.

The Group offers its customers access to the largest FTTH coverage in Spain with more than 29 million marketable households and 3G, 4G and 5G mobile networks to 98.5% of the Spanish population thanks to its hybrid strategy combining its own and third parties infrastructures. MASMOVIL has also launched its 5G services, which are already available in 2,400 cities in Spain. The Group has more than 16M customers. MASMOVIL has been awarded on several occasions as the best broadband and fibre optic operator.

The Group has achieved net zero carbon emissions for scopes 1 and 2 since 2020 -including the Euskaltel Group in the calculation-, positioning it as the first telecommunications operator in Europe to achieve such an achievement and the one with the lowest absolute residual level of emissions. It is the first telecommunications operator in Europe to become a B Corp company and has a strong commitment to creating a positive environmental and social impact.

MASMOVIL Group is also leading sustainability and ESG in Spain achieving 5 ESG ratings in a short period of time with very high standings from prestigious organizations as S&P, Morning Star Sustainalytics, Sustainable Fitch, CDP and Clarity.

MASMOVIL is participated by Cinven, KKR and Providence Equity Partners since November 2020.

Follow us:

MASMOVIL Group website: https://www.grupomasmovil.com/

Twitter: https://twitter.com/grupomasmovil

MASMOVIL press contact:

Fernando Castro; fernando.castro@masmovil.com

Mobile: +34 656.160.378

About Orange

Orange is one of the world’s leading telecommunications operators with revenues of 44.1 billion euros in 2023 and 137,000 employees worldwide at 31 December 2023, including 73,000 employees in France. The Group has a total customer base of 298 million customers worldwide at 31 December 2023, including 254 million mobile customers and 25 million fixed broadband customers. The Group is present in 26 countries. Orange is also a leading provider of global IT and telecommunication services to multinational companies under the brand Orange Business. In February 2023, the Group presented its strategic plan "Lead the Future", built on a new business model and guided by responsibility and efficiency. "Lead the Future" capitalizes on network excellence to reinforce Orange's leadership in service quality.

Orange is listed on Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information on the internet and on your mobile: www.orange.com, www.orange-business.com and the Orange News app or to follow us on Twitter: @orangegrouppr.

Orange and any other Orange product or service names included in this material are trademarks of Orange or Orange Brand Services Limited.

Orange press contacts:

Tom Wright; tom.wright@orange.com

Vanessa Clarke; vanessa.clarke@orange.com

[1] The contemplated transaction does not include notably TOTEM Spain or MASMOVIL Portugal

ORANGE

Date: March 26, 2024	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations